EXHIBIT 2
                                                                       ---------

HARVEST ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER TRUST UNIT AMOUNTS)
===========================================================================================================

                                                                                         (RESTATED, NOTE 2)
                                                                       JUNE 30, 2005     December 31, 2004
-----------------------------------------------------------------------------------------------------------
ASSETS

Current assets
     Accounts receivable                                                 $    66,329           $    44,028
     Current portion of derivative contracts [NOTE 10]                         9,809                 8,861
     Prepaid expenses and deposits                                            45,929                 3,014
     Future income tax                                                         9,963                 3,101
-----------------------------------------------------------------------------------------------------------
                                                                             132,030                59,004

Deferred charges [NOTE 10]                                                    13,734                25,540
Long term portion of derivative contracts [NOTE 10]                            3,608                 3,710
Capital assets                                                               924,588               918,397
Goodwill                                                                      43,832                43,832
-----------------------------------------------------------------------------------------------------------
                                                                         $ 1,117,792           $ 1,050,483
===========================================================================================================
LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities [NOTE 3]                   $   101,672           $    76,251
     Cash distribution payable                                                 8,754                 8,358
     Current portion of derivative contracts [NOTE 10]                        38,291                27,927
     Bank debt                                                                    --                75,519
-----------------------------------------------------------------------------------------------------------
                                                                             148,717               188,055

Bank debt                                                                    138,090                    --
Deferred gains [NOTE 10]                                                       1,287                 2,177
Long term portion of derivative contracts [NOTE 10]                           52,603                    --
Convertible debentures [NOTES 1, 2 AND 9]                                     10,723                25,750
Senior notes                                                                 306,350               300,500
Asset retirement obligation [NOTE 4]                                          94,042                90,085
Future income tax                                                             14,806                37,772
-----------------------------------------------------------------------------------------------------------
                                                                             766,618               644,339

Non-controlling interest [NOTES 1,2 AND 8]                                     3,489                 6,895

Unitholders' equity
     Unitholders' capital [NOTE 6]                                           499,836               465,524
     Equity component of convertible debentures [NOTE 9]                          60                   116
     Accumulated income                                                        7,165                30,719
     Accumulated distributions                                              (159,376)              (97,110)
-----------------------------------------------------------------------------------------------------------
                                                                             347,685               399,249
-----------------------------------------------------------------------------------------------------------
                                                                         $ 1,117,792           $ 1,050,483
===========================================================================================================

Commitments, contingencies and guarantees [Note 13]

Subsequent Events [Note 14]

See accompanying notes to these consolidated financial statements.

HARVEST ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER TRUST UNIT AMOUNTS)
============================================================================================================================

                                                                  (RESTATED, NOTE 2)                      (RESTATED, NOTE 2)
                                             THREE MONTHS ENDED  Three Months Ended    SIX MONTHS ENDED    Six Months Ended
                                                  JUNE 30, 2005       June 30, 2004       JUNE 30, 2005       June 30, 2004
----------------------------------------------------------------------------------------------------------------------------
REVENUE
   Oil and natural gas sales                          $ 143,218           $  53,295           $ 273,044           $ 100,790
   Royalty expense, net                                 (22,955)             (8,834)            (42,850)            (17,031)
----------------------------------------------------------------------------------------------------------------------------
                                                        120,263              44,461             230,194              83,759

EXPENSES
   Operating                                             28,635              14,306              55,983              28,179
   General and administrative                             6,606               1,701              12,075               3,080
   Interest on short-term debt                            2,878                 964               5,369               2,412
   Interest on long-term debt                             6,907               1,436              13,778               2,436
   Depletion, depreciation and accretion                 37,408              12,824              78,975              24,940
   Foreign exchange loss (gain)                           3,248              (1,222)              5,367              (1,290)
   Derivative contracts [NOTE 10]                        18,256              15,784             111,649              30,131
----------------------------------------------------------------------------------------------------------------------------
                                                        103,938              45,793             283,196              89,888
----------------------------------------------------------------------------------------------------------------------------
Income(loss) before taxes and                            16,325              (1,332)            (53,002)             (6,129)
   non-controlling interest

TAXES
   Large corporations tax                                   478                 120                 755                 136
   Future income tax recovery                            (3,789)             (1,603)            (29,828)             (4,166)
----------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) BEFORE NON-CONTROLLING
   INTEREST                                              19,636                 151             (23,929)             (2,099)

Non-controlling interest [NOTES 1, 2
   AND 8]                                                   120                  --                (375)                 --
----------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                        19,516                 151             (23,554)             (2,099)

Accumulated (loss) income, beginning of
   period                                               (12,351)             17,228              30,719              19,478
----------------------------------------------------------------------------------------------------------------------------

ACCUMULATED INCOME, END OF PERIOD                     $   7,165           $  17,379           $   7,165           $  17,379
============================================================================================================================

Net income (loss) per trust unit, basic
[NOTE 6]                                              $    0.45           $    0.01           $   (0.55)          $   (0.12)
Net income (loss) per trust unit, diluted
[NOTE 6]                                              $    0.44           $    0.01           $   (0.56)          $   (0.12)
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to these consolidated financial statements.

HARVEST ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER TRUST UNIT AMOUNTS)
==========================================================================================================================

                                                                (RESTATED, NOTE 2)                      (RESTATED, NOTE 2)
                                           THREE MONTHS ENDED  Three Months Ended    SIX MONTHS ENDED    Six Months Ended
                                                JUNE 30, 2005       June 30, 2004       JUNE 30, 2005       June 30, 2004
--------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
   Net income(loss) for the period                  $  19,516           $     151           $ (23,554)          $  (2,099)
   Items not requiring cash
     Depletion, depreciation and accretion             37,408              12,824              78,975              24,940
     Unrealized foreign exchange loss
     (gain)                                             3,681                (697)              5,791                (765)
     Amortization of deferred finance
       charges                                          1,638                 714               3,285               1,540
     Unrealized (gain) loss on derivative
       contracts                                       (5,093)              4,241              69,576               9,731
     Non-cash interest expense                             77                   1                 155                   1
     Future income tax expense (recovery)              (3,789)             (1,603)            (29,828)             (4,166)
     Non-controlling interest                             120                  --                (375)                 --
     Non-cash unit right compensation
       expense                                          3,659                 208               5,879                 391
--------------------------------------------------------------------------------------------------------------------------
                                                       57,217              15,839             109,904              29,573
Settlement of asset retirement obligation                (663)                (89)             (1,164)               (153)
Change in non-cash working capital
[NOTE 11]                                              (6,983)                137             (55,677)             (2,158)
--------------------------------------------------------------------------------------------------------------------------
                                                       49,571              15,887              53,063              27,262

FINANCING ACTIVITIES
   Trust unit issue costs                                  --                 (59)                (88)               (131)
   Issue of equity bridge notes                            --              25,000                  --              25,000
   Repayment of equity bridge notes
   [NOTES 5 AND 12]                                        --                  --                  --             (25,000)
   Issuance of convertible debentures
   [NOTE 9]                                                --                  --                  --              60,000
   Issue costs for convertible debentures                  --                  --                  --              (2,667)
   Financing costs                                        (30)                (22)               (534)                (22)
   Net increase in bank debt                           34,425              48,211              62,571              23,104
   Cash distributions                                 (24,582)             (8,447)            (45,028)            (17,502)
   Change in non-cash working capital
   [NOTE 11]                                           (5,992)               (514)               (313)               (228)
--------------------------------------------------------------------------------------------------------------------------
                                                        3,821              64,169              16,608              62,554
INVESTING ACTIVITIES
   Additions to capital assets                        (26,154)             (8,323)            (49,377)            (18,513)
   Property acquisitions                              (26,183)               (273)            (30,842)             (2,127)
   Property dispositions                                1,212                  --               1,212                  --
   Acquisition of Storm Energy Ltd.                        --             (75,000)                 --             (75,000)
   Change in non-cash working capital
     [NOTE 11]                                         (2,267)              3,540               9,336               5,824
--------------------------------------------------------------------------------------------------------------------------
                                                      (53,392)            (80,056)            (69,671)            (89,816)

Increase in cash and short-term
investments                                                --                  --                  --                  --

Cash (bank indebtedness), beginning of
   period                                                  --                  --                  --                  --

--------------------------------------------------------------------------------------------------------------------------
Cash (bank indebtedness), end of period             $      --           $      --           $      --           $      --
--------------------------------------------------------------------------------------------------------------------------

Cash interest payments                              $   2,878           $   2,203           $   4,216           $   2,721
Cash tax payments                                   $     275           $      50           $     346           $      66
Cash distributions declared per trust unit          $    0.60           $    0.60           $    1.20           $    1.20
==========================================================================================================================

See accompanying notes to these consolidated financial statements

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


1.   SIGNIFICANT ACCOUNTING POLICIES

     These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2004 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

     These consolidated financial statements include the accounts of Harvest Energy Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

     a)  Convertible debentures

         The Trust presents its convertible debentures in their debt and equity component parts, where applicable, as follows:

         (i) The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue. Typically, this results in a lower accounting value assigned to the debt component of the convertible debentures compared to the principal amount due at maturity. The debt component amount presented on the balance sheet increases over the term of the relevant debenture to the full face value of the outstanding debentures. The difference is reflected as increased interest expense with the result that adjusted interest expense reflects the effective yield of the debt component of the convertible debenture.

         (ii) The equity component of the convertible debentures is presented under "Unitholders' Equity" in the consolidated balance sheets. The equity component represents the value ascribed to the conversion right granted to the holder, which remains a fixed amount over the term of the debentures. Upon conversion of the debentures into units by the holders, a proportionate amount is transferred to Unitholders' capital.

     b)  Non-controlling interest

         Non-controlling interest represents the exchangeable shares issued by a subsidiary of the Trust to third parties which are ultimately only exchangeable for units of the Trust. These exchangeable shares were issued as partial consideration for the acquisition of Storm Energy Ltd. in 2004. Non-controlling interest on the consolidated balance sheet is recognized based on the fair value of the exchangeable shares on issuance together with a portion of the Trust's accumulated earnings or loss attributable to the non-controlling interest subsequent to their issuance. Net income or loss is reduced for the portion of earnings attributable to the non-controlling interest. As the exchangeable shares are converted to Trust Units, the non-controlling interest on the consolidated balance sheet is reduced on a pro-rata basis together with a corresponding increase in Unitholders' capital.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


2.   CHANGES IN ACCOUNTING POLICY


     a)  Financial Instruments

         On January 1, 2005, the Trust retroactively adopted the amendment to the Canadian Institute of Chartered Accountants ("CICA") handbook section 3860 "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION" ("Section 3860"). These changes require that fixed-amount contractual obligations that can be settled by issuing a variable number of equity instruments be classified as liabilities. The convertible debentures and the equity bridge notes previously issued by the Trust have characteristics that meet the noted criteria.

         CONVERTIBLE DEBENTURES

         The convertible debentures may be redeemed at the option of the Trust on or after a predetermined date, and may, at the option of the Trust, be redeemed through the issuance of units. The number of units issued varies depending on the weighted average market price of the units for the preceding 20 consecutive trading days, five days prior to the settlement date.

         The convertible debentures also have an option that allows the holder to convert the debentures into a fixed number of units. In accordance with CICA handbook section 3860, the convertible debentures have been reclassified from equity to long term debt with a portion, representing the value of the equity conversion feature, remaining in equity.

         EQUITY BRIDGE NOTES

         Under the terms of the equity bridge notes, the interest and principal may have, at the option of the Trust, been repaid in Trust Units. The number of Trust Units issued would have been dependent on the market value of the units at the time of issue. As at June 30, 2004, $25 million of equity bridge notes were outstanding and at December 31, 2004 there were no equity bridge notes payable. For the three and six month periods ended June 30, 2004 and the year ended December 31, 2004, interest payments were made related to these notes. In accordance with the amended CICA handbook section 3860, these notes would have been classified as debt rather than equity. The interest associated with these notes has been reflected in these consolidated financial statements as a direct charge to income rather than to equity as it was previously classified.

     b)  Exchangeable shares

         On January 19, 2005, the CICA issued EIC-151 "EXCHANGEABLE SECURITIES ISSUED BY SUBSIDIARIES OF INCOME TRUSTS" ("EIC-151") that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be non-transferable in order to be classified as equity. The exchangeable shares issued by Harvest Operations Corp. (the "Corporation") are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets. In addition, a provision for non-controlling interest is reflected in the consolidated statements of income. Prior periods have been retroactively restated to reflect this presentation.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


     c)   Impact of changes in accounting policy

                                                 AS REPORTED           CHANGE UPON          CHANGE UPON         AS RESTATED
                                           DECEMBER 31, 2004      ADOPTION OF CICA          ADOPTION OF   DECEMBER 31, 2004
     BALANCE SHEET                                                    SECTION 3860             EIC -151
     -----------------------------------------------------------------------------------------------------------------------
     Deferred charges                          $     24,507         $      1,033          $         --         $     25,540
     Convertible debentures-- debt                       --               25,750                    --               25,750
     Non-controlling interest                            --                   --                 6,895                6,895
     Unitholders' capital                           465,131                  335                    58              465,524
     Exchangeable shares                              6,728                   --                (6,728)                  --
     Convertible debentures-equity                   24,696              (24,580)                   --                  116
     Accumulated income                              31,416                 (472)                 (225)              30,719
     -----------------------------------------------------------------------------------------------------------------------

                                                                          THREE MONTHS ENDED                SIX MONTHS ENDED
     INCOME STATEMENT                                                          JUNE 30, 2004                   JUNE 30, 2004
     ------------------------------------------------------------------------------------------------------------------------
     Interest on long-term debt-- as reported                        $                   --           $                   --
         Add: interest on convertible debentures                                      1,315                            2,233
         Add: amortization of deferred financing costs                                  121                              203
     ------------------------------------------------------------------------------------------------------------------------
     Interest on long-term debt - as restated                        $                1,436           $                2,436
     ========================================================================================================================

                                                                         THREE MONTHS ENDED                SIX MONTHS ENDED
     INCOME STATEMENT                                                         JUNE 30, 2004                   JUNE 30, 2004
     ------------------------------------------------------------------------------------------------------------------------
     Interest on short-term debt - as reported                       $                  364           $                  883
         Add: interest on equity bridge notes                                             7                              192
         Add: amortization of deferred financing costs(1)                                593                           1,337
     ------------------------------------------------------------------------------------------------------------------------
     Interest on short-term debt - as restated                       $                  964           $                2,412
     ========================================================================================================================
     (1) PREVIOUSLY CLASSIFIED AS FINANCE CHARGES

                                                                         THREE MONTHS ENDED                 SIX MONTHS ENDED
     NET INCOME (LOSS)                                                        JUNE 30, 2004                    JUNE 30, 2004
     ------------------------------------------------------------------------------------------------------------------------
     Net income - as reported                                        $                1,594           $                  529
         Less: amortization of deferred financing costs                                (121)                            (203)
         Less: interest on equity bridge notes                                           (7)                            (192)
         Less: interest on convertible debentures                                    (1,315)                          (2,233)
     ------------------------------------------------------------------------------------------------------------------------
     Net income (loss) - as restated                                 $                  151           $               (2,099)
     ========================================================================================================================

                                                                         THREE MONTHS ENDED                 SIX MONTHS ENDED
     INCOME (LOSS) PER UNIT                                                   JUNE 30, 2004                    JUNE 30, 2004
     ------------------------------------------------------------------------------------------------------------------------
     Basic as reported                                               $                 0.02           $                (0.11)
     Basic as restated                                                                 0.01                            (0.12)
     Diluted as reported                                                               0.02                            (0.11
     Diluted as restated                                                               0.01                            (0.12)
     ========================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


3.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                       JUNE 30, 2005                   DECEMBER 31, 2004
     ---------------------------------------------------------------------------------------------------------------------
     Trade accounts payable                                    $              25,104               $              13,697
     Accrued interest                                                          5,680                               5,993
     Trust unit incentive plans                                               16,688                               9,774
     Premium on derivative contracts                                           3,077                               4,500
     Accrued closing adjustments on asset
     acquisition                                                                  --                              13,546
     Other accrued liabilities                                                49,581                              27,139
     Large corporations tax payable                                            1,542                               1,602
     ---------------------------------------------------------------------------------------------------------------------
                                                               $             101,672               $              76,251
     =====================================================================================================================

4.   ASSET RETIREMENT OBLIGATION

     The Trust's asset retirement obligation results from its net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of its asset retirement obligation is approximately $337 million, the majority of which will be settled between 2015 and 2023. A credit-adjusted risk-free rate of 10 percent was used to calculate the fair value of the asset retirement obligation on the consolidated balance sheet.

     A reconciliation of the asset retirement obligation is provided below:

                                               THREE MONTHS ENDED JUNE 30, 2005        THREE MONTHS ENDED JUNE 30, 2004
     -------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                          $             92,009                    $             42,743
     Revision of estimates                                                   45                                      --
     Liabilities incurred                                                   304                                   6,478
     Liabilities settled                                                   (663)                                    (89)
     Accretion expense                                                    2,347                                     875
     -------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                $             94,042                    $             50,007
     ===================================================================================================================

                                                  SIX MONTHS ENDED           SIX MONTHS ENDED       YEAR ENDED DECEMBER
                                                     JUNE 30, 2005              JUNE 30, 2004                  31, 2004
     -------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                 $         90,085           $         42,009          $         42,009
     Revision of estimates                                      45                         --                    (8,704)
     Liabilities incurred                                      435                      6,477                    53,488
     Liabilities settled                                    (1,164)                      (153)                     (929)
     Accretion expense                                       4,641                      1,674                     4,221
     -------------------------------------------------------------------------------------------------------------------
     Balance, end of period                       $         94,042           $         50,007          $         90,085
     ===================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


5.   EQUITY BRIDGE NOTES


     No equity bridge notes were outstanding at June 30, 2005.

     On June 29, 2004, the Trust drew $25 million under an equity bridge note agreement with a corporation controlled by a director of the Corporation. Interest in respect of the equity bridge notes accrues at 10% per annum and is a charge to income.

     On January 26 and 29, 2004, the Trust repaid two equity bridge notes outstanding in the amounts of $7.4 million and $17.6 million, respectively. During the six months ended June 30, 2004, the Trust also paid accrued and outstanding interest in the amount of $850,300.

6.   UNITHOLDERS' CAPITAL

     (a) Authorized

         The authorized capital consists of an unlimited number of Trust Units.

     (b) Issued

                                                                         Number of Trust Units              Amount
                                                                                        (000s)    (restated Note 2)
     ---------------------------------------------------------------------------------------------------------------
     AS AT DECEMBER 31, 2003                                                            17,109      $      117,407
     Issued pursuant to corporate acquisition                                            2,721              40,183
     Conversion of subscription receipts                                                12,167             175,200
     Convertible debenture conversions-9% series                                         3,521              49,287
     Convertible debenture conversions-8% series                                         5,221              84,226
     Equity component of convertible debenture conversions-9% series                        --                  14
     Equity component of convertible debenture conversions-8% series                        --                 632
     Exchangeable share retraction                                                         152               2,200
     Distribution reinvestment plan issuance                                               752              12,553
     Unit appreciation rights exercise                                                     145                 721
     Trust unit issue costs                                                                 --             (16,899)
     ---------------------------------------------------------------------------------------------------------------
     AS AT DECEMBER 31, 2004                                                            41,788      $      465,524
     ---------------------------------------------------------------------------------------------------------------

     Convertible debenture conversions-9% series                                           571               7,916
     Convertible debenture conversions-8% series                                           442               7,118
     Equity component of convertible debenture conversions-9% series                        --                   2
     Equity component of convertible debenture conversions-8% series                        --                  54
     Exchangeable share retraction                                                         234               3,031
     Distribution reinvestment plan issuance                                               272               6,164
     Special distribution                                                                  465              10,678
     Trust unit issue costs                                                                 --                (651)
     ---------------------------------------------------------------------------------------------------------------
     AS AT JUNE 30, 2005                                                                43,772      $      499,836
     ===============================================================================================================

     On February 28, 2005, the Trust declared a special distribution of 2004 income to be made to unitholders' effective as at December 31, 2004. The special distribution was paid in units, with each unitholder of record on March 31, 2005 receiving 0.01098 of a Trust Unit per Trust unit held on that date.

     (c) Per Trust Unit information

         The following table summarizes the Trust Units and net income (loss) used in calculating income (loss) per Trust Unit:

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

         NET INCOME ADJUSTMENTS:
                                      THREE MONTHS ENDED     THREE MONTHS ENDED      SIX MONTHS ENDED      SIX MONTHS ENDED
                                           JUNE 30, 2005          JUNE 30, 2004         JUNE 30, 2005         JUNE 30, 2004
    --------------------------------------------------------------------------------------------------------------------------
    Net income (loss), basic                      19,516                    151               (23,554)               (2,099)
         Non-controlling interest                     --                     --                  (375)                    --
    --------------------------------------------------------------------------------------------------------------------------
    Net income (loss), diluted(1)                 19,516                    151               (23,929)               (2,099)
    ==========================================================================================================================

         WEIGHTED AVERAGE TRUST UNIT ADJUSTMENTS:

    NUMBER OF UNITS (000S)                           THREE MONTHS        Three Months          SIX MONTHS         Six Months
                                                            ENDED               Ended               ENDED              Ended
                                                    JUNE 30, 2005       June 30, 2004       JUNE 30, 2005      June 30, 2004
    --------------------------------------------------------------------------------------------------------------------------
    Weighted average Trust Units outstanding,
         basic                                              43,327             17,382              42,734             17,281
    Effect of exchangeable shares                               --                  7                 326                 --
    Effect of unit appreciation rights                         926                420                  --                 --
    --------------------------------------------------------------------------------------------------------------------------
    Weighted average Trust Units outstanding,               44,253             17,809              43,060             17,281
         diluted(1)
    ==========================================================================================================================

    NOTE 1 WEIGHTED AVERAGE TRUST UNITS, DILUTED, DOES NOT INCLUDE THE IMPACT OF THE CONVERSION OF THE CONVERTIBLE DEBENTURES AS THE IMPACT WOULD BE ANTI-DILUTIVE. TOTAL UNITS EXCLUDED AMOUNT TO 182 AND 1,280 FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2005, RESPECTIVELY (4,189 AND 4,220 - FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004). WEIGHTED AVERAGE TRUST UNITS, DILUTED, FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004 DO NOT INCLUDE THE IMPACT OF THE TRUST UNIT APPRECIATION RIGHTS AS THE IMPACT WOULD BE ANTI-DILUTIVE. TOTAL UNITS EXCLUDED WERE 813 (393 - SIX MONTHS ENDED JUNE 30,
            2004).WEIGHTED AVERAGE TRUST UNITS, DILUTED, FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2005 AND THE SIX MONTHS ENDED JUNE 30, 2004 EXCLUDES THE IMPACT OF EXCHANGEABLE SHARES AS THE IMPACT WOULD BE ANTI-DILUTIVE. TOTAL UNITS EXCLUDED WERE 262 AND 3 RESPECTIVELY.

7.   TRUST UNIT INCENTIVE PLANS

     As at June 30, 2005, a total of 1,538,525 unit appreciation rights were outstanding under the regular Trust Unit incentive plan at an average exercise price of $13.51. This represents 3.5% of the total Trust Units outstanding.

     For the three and six month periods ended June 30, 2005, the Trust incurred non-cash compensation costs related to this incentive plan of $4.1 million and $6.7 million, respectively ($208,000 and $391,000 - three and six month periods ended June 30, 2004, respectively). For the three months ended June 30, 2005, $3.5 million ($208,000 - June 30, 2004) of this amount was expensed and reflected as general and administrative costs in the statement of income, and $683,000 (nil - June 30, 2004) of costs associated with personnel whose compensation is reflected in capital asset costs was capitalized. For the six months ended June 30, 2005 $5.7 million ($391,000
     - June 30, 2004) was expensed and $1 million (nil - June 30, 2004) was capitalized.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


     The following summarizes the Trust Units reserved for issuance under the Trust Unit incentive plan:

                                                                    SIX MONTHS ENDED                             Year ended
                                                                       JUNE 30, 2005                      December 31, 2004
    -------------------------------------------------------------------------------------------------------------------------
                                                                                          Number of Unit
                                                  NUMBER OF UNIT    WEIGHTED AVERAGE        Appreciation   Weighted Average
                                             APPRECIATION RIGHTS      EXERCISE PRICE              Rights      Exercise Price
    -------------------------------------------------------------------------------------------------------------------------
    Outstanding, beginning of period                 1,117,725        $       11.92           1,065,150      $         9.04
      Granted                                          473,575                24.53             445,600               16.47
      Exercised                                        (18,850)               12.63            (253,750)               8.30
      Cancelled                                        (33,925)               17.94            (139,275)              10.91
   --------------------------------------------------------------------------------------------------------------------------
    Outstanding before exercise price                1,538,525                15.66           1,117,725               11.92
         reductions
      Exercise price reductions                             --                (2.15)                 --               (1.83)
   --------------------------------------------------------------------------------------------------------------------------
    Outstanding, end of period                       1,538,525        $       13.51           1,117,725      $        10.09
    =========================================================================================================================
    Exercisable before exercise price                  230,888        $        9.45             206,688       $        8.89
      reductions
    Exercise price reductions                               --                (3.39)                 --               (2.64)
    -------------------------------------------------------------------------------------------------------------------------
    Exercisable, end of period                         230,888        $        6.06             206,688       $        6.25
    =========================================================================================================================

     The following table summarizes information about unit appreciation rights outstanding at June 30, 2005.

                                                                EXERCISE                                             EXERCISE
   EXERCISE PRICE        EXERCISE PRICE       NUMBER        PRICE NET OF         REMAINING             NUMBER    PRICE NET OF
   BEFORE PRICE           NET OF PRICE    OUTSTANDING AT           PRICE       CONTRACTUAL     EXERCISABLE AT           PRICE
   REDUCTIONS              REDUCTIONS      JUNE 30, 2005   REDUCTIONS(A)   LIFE (YEARS)(A)      JUNE 30, 2005   REDUCTIONS(A)
   ---------------------------------------------------------------------------------------------------------------------------
   $8.00 - 10.21         $4.26 - $6.94            506,500     $     4.34            2.4               162,125     $     4.31
   $10.30 - $13.15       $7.06 - $10.66           186,525           9.26            3.2                43,838            8.75
   $13.35 - $17.95       $11.05 -$16.55           270,350          13.53            4.0                24,925           12.70
   $18.55 - $25.68      $17.23 - $24.96           575,150          22.97            4.7                    --             n/a
   ---------------------------------------------------------------------------------------------------------------------------
   $8.00 - $25.68        $4.26 - $24.96         1,538,525     $    13.51            3.6               230,888     $     6.06
   ===========================================================================================================================

   (A)  BASED ON WEIGHTED AVERAGE UNIT APPRECIATION RIGHTS OUTSTANDING


     When the Trust adopted the fair value method of accounting for its Trust Unit incentive plan on January 1, 2003, it was required to calculate the pro forma impact of having adopted that method from the date all rights were initially granted.

     For purposes of those calculations the fair value of each Trust Unit right has been estimated on the grant date using the following:

                                                                                                               June 30, 2004
    ------------------------------------------------------------------------------------------------------------------------
    Expected volatility                                                                                                27.5%
    Risk free interest rate                                                                                             4.0%
    Expected life of the trust unit rights                                                                           4 years
    Estimated annual distributions per unit                                                                            $2.40
    ========================================================================================================================

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


     As at June 30, 2004 for the purposes of pro forma disclosures, the expense related to all of the Trust Unit rights issued prior to December 31, 2002 is reflected in pro forma net income as shown below:

                                                                         (RESTATED NOTE 2)                (RESTATED NOTE 2)
                                                                        Three Months Ended                 Six Months Ended
                                                                             June 30, 2004                    June 30, 2004
    -------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                   As reported                       $            151              $            (2,099)
                                        Pro forma                                     (232)                          (2,864)
    Income (loss) per unit - basic      As reported                       $           0.01              $             (0.12)
                                        Pro forma                         $          (0.01)             $             (0.17)
    Income (loss) per unit - diluted    As reported                       $           0.01              $             (0.12)
                                        Pro forma                         $          (0.01)             $             (0.17)
    =========================================================================================================================

     UNIT AWARD INCENTIVE PLAN

     At June 30, 2005, 31,441 units were outstanding under the Unit Award Incentive Plan. The Trust recorded compensation expense of $201,000 and $239,000 for the three and six month period ended June 30, 2005, respectively (nil - three and six month period ended June 30, 2004) related to this plan.

    ------------------------------------------------------------------------------------------------------------------------
                                                                    SIX MONTHS ENDED                            Year ended
    NUMBER                                                             JUNE 30, 2005                     December 31, 2004
    ------------------------------------------------------------------------------------------------------------------------
    Outstanding, beginning of period                                          10,662                                    --
    Granted                                                                   20,248                                15,000
    Adjusted for distributions                                                   531                                   662
    Cancelled                                                                     --                                (5,000)
    ------------------------------------------------------------------------------------------------------------------------
    Outstanding, end of period                                                31,441                                10,662
    ========================================================================================================================

8.   EXCHANGEABLE SHARES

     (a) Authorized

         Harvest Operations Corp., a wholly-owned subsidiary of the Trust, is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

     (b) Issued

    EXCHANGEABLE SHARES, SERIES 1                                        SIX MONTHS ENDED                     Year Ended
    (NUMBER)                                                                JUNE 30, 2005              December 31, 2004
    ---------------------------------------------------------------------------------------------------------------------
    Outstanding, beginning of period                                             455,547                              --
    Issued pursuant to corporate acquisition                                          --                         600,587
    Shareholder retractions                                                     (215,536)                       (145,040)
    ---------------------------------------------------------------------------------------------------------------------
    Outstanding, end of period                                                   240,011                         455,547
    ---------------------------------------------------------------------------------------------------------------------
    Exchange ratio at end of period                                              1.11928                       1:1.06466
    =====================================================================================================================

     The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" at January 1, 2005. The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


     shares upon issuance plus the accumulated earnings attributable to such non-controlling interest less conversions to date. The non-controlling interest on the statement of income represents the share of net income or loss attributable to the non-controlling interest based on the Trust Units issuable for exchangeable shares in proportion to total Trust Units issued and issuable at each period end.

     The following is a summary of the non-controlling interest:

                                                                                                                (restated)
                                                                                       JUNE 30, 2005     December 31, 2004
     ---------------------------------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of period                                  $         6,895       $            --
     Issue of exchangeable shares                                                                --                 8,870
     Exchanged for Trust Units                                                               (3,031)               (2,200)
     Current period (loss) income attributable to non-controlling interest                     (375)                  225
     ---------------------------------------------------------------------------------------------------------------------
     NON-CONTROLLING INTEREST, END OF PERIOD                                                  3,489                 6,895
     ---------------------------------------------------------------------------------------------------------------------
     ACCUMULATED  (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST                       (150)                  225
     =====================================================================================================================

9.   CONVERTIBLE DEBENTURES

     The following is a summary of certain terms of the Trust's outstanding series of convertible debentures:

                            INTEREST       ORIGINAL                                                     EARLIEST REDEMPTION
               ISSUE DATE       RATE     FACE VALUE     CONVERSION PRICE(A)                  MATURITY                  DATE
     ----------------------------------------------------------------------------------------------------------------------
         January 29, 2004         9%    $60 million   $13.85 per trust unit              May 31, 2009          May 31, 2007
          August 10, 2004         8%   $100 million   $16.07 per trust unit        September 30, 2009    September 30, 2007
     ======================================================================================================================
     (A) THE CONVERSION PRICE FOR THE 9% DEBENTURES AND THE 8% DEBENTURES CHANGED FROM $14.00 AND $16.25 PER UNIT
         RESPECTIVELY, AS A RESULT OF THE SPECIAL DISTRIBUTION DESCRIBED IN NOTE 6.

     See Note 14 regarding subsequent issue of additional convertible debentures.

     As at January 1, 2005, the Trust adopted the amended CICA Handbook Section 3860 relating to the classification of liabilities that may be settled with a variable number of equity instruments such as Trust Units. The adoption has resulted in the convertible debentures being classified as debt rather than equity, with a portion remaining in equity representing the value of the conversion feature. As the debentures are converted, a portion of the debt and equity amounts are transferred to Unitholders' capital. The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of income.

     The following table summarizes the issuance and subsequent conversions of the convertible debentures:

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

                                                             9% SERIES                      8% SERIES                 TOTAL
                                                    -------------------------      -------------------------  --------------
                                                     NUMBER OF                      NUMBER OF
                                                    DEBENTURES         AMOUNT      DEBENTURES         AMOUNT         AMOUNT
     -----------------------------------------------------------------------------------------------------------------------
     January 29, 2004 issuance                          60,000  $      60,000              --             --  $      60,000
     August 10, 2004 issuance                               --             --         100,000  $     100,000        100,000
     Portion allocated to equity                            --            (17)             --           (745)          (762)
     Accretion of non-cash interest expense                 --              2              --             23             25
     Converted into Trust Units                        (49,300)       (49,287)        (84,841)       (84,226)      (133,513)
     -----------------------------------------------------------------------------------------------------------------------
     As at December 31, 2004                            10,700  $      10,698          15,159  $      15,052  $      25,750
     -----------------------------------------------------------------------------------------------------------------------
     Accretion of non-cash interest expense                 --             --              --              7              7
     Converted into Trust Units                         (7,917)        (7,916)         (7,167)        (7,118)       (15,034)
     -----------------------------------------------------------------------------------------------------------------------
     As at June 30, 2005                                 2,783  $       2,782           7,992  $       7,941  $      10,723
     =======================================================================================================================

     The following table summarizes the reclassification of the equity component of convertible debentures to Unitholders' capital:

                                                                     9% SERIES             8% SERIES
                                                                  EQUITY VALUE          EQUITY VALUE                 TOTAL
    ------------------------------------------------------------------------------------------------------------------------
    January 29, 2004 issuance                                    $         17            $        --           $        17
    August 10, 2004 issuance                                               --                    745                   745
    Converted into Trust Units                                            (14)                  (632)                 (646)
    ------------------------------------------------------------------------------------------------------------------------

    As at December 31, 2004                                      $          3            $       113           $       116
    Converted into Trust Units                                             (2)                   (54)                  (56)
    ------------------------------------------------------------------------------------------------------------------------

    As at June 30, 2005                                          $          1            $        59           $        60
    ========================================================================================================================

10.  FINANCIAL INSTRUMENTS

     The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

     (a) INTEREST RATE RISK

         The Trust is exposed to interest rate risk on its bank debt; the Trust's other debt has fixed interest rates.

     (b) CREDIT RISK

         Substantially all accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, including a number of companies engaged in joint operations with the Trust. The Trust periodically assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

     (c) FOREIGN EXCHANGE RATE RISK

         The Trust is exposed to the risk of changes in the Canadian/US dollar exchange rate on sales of commodities that are denominated in US dollars or directly influenced by US dollar benchmark prices. In addition, the Trust's senior notes are denominated in US dollars (US$250 million). These notes act as an economic hedge to help offset the impact of exchange rate movements on commodity sales during the year. As at June 30, 2005 the full balance of the

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


         notes is still outstanding and is not repayable until October 15, 2011. Interest is payable semi-annually on the notes in US dollars.

     (d) COMMODITY RISK

         The Trust is exposed to fluctuations in prices for oil and natural gas and the differentials between prices received for light oil versus those received for medium and heavy gravity oil. The Trust uses derivative financial instruments to manage its commodity price exposure. Under the terms of certain of the derivative instruments, the Trust is required to provide security if the contracts favour the counterparty. The Trust is also exposed to counterparty risk on balances due if the contracts favour the Trust. This risk is managed by diversifying the Trust's derivative portfolio among a number of counterparties and by dealing with large investment grade institutions.

         The following is a summary of the oil sales price derivative contracts as at June 30, 2005.

                                    OIL PRICE SWAP CONTRACTS BASED ON WEST TEXAS INTERMEDIATE
     -------------------------------------------------------------------------------------------------------------------------
                                                                                     Price per Barrel          Mark to Market
     Daily Quantity                                Term                                       (U.S.$)             Gain (Loss)
     -------------------------------------------------------------------------------------------------------------------------
     500 bbl/d                 July through December 2005                                      $24.00           $     (3,943)

                                  PARTICIPATING SWAP CONTRACTS BASED ON WEST TEXAS INTERMEDIATE
     -------------------------------------------------------------------------------------------------------------------------
     8,750 bbl/d               January - December 2006                                     $38.16 (b)           $    (38,459)
     5,000 bbl/d               July - December 2006                                         $45.17(b)                 (6,286)
     5,000 bbl/d               January 2006 - June 2007                                     $49.03(c)                 (1,004)

                                   OIL PRICE COLLAR CONTRACTS BASED ON WEST TEXAS INTERMEDIATE
     -------------------------------------------------------------------------------------------------------------------------
     1,500 bbl/d               July through December 2005                  $28.17 - 32.10 ($22.33)(a)           $     (9,095)
     2,000 bbl/d               July through December 2005                              $28.00 - 42.00                 (7,653)
     =========================================================================================================================

     (a) THE TRUST HAS SOLD PUT OPTIONS AT THE AVERAGE PRICE DENOTED IN PARENTHESIS, FOR THE SAME VOLUMES AS THE ASSOCIATED COMMODITY CONTRACTS. THE COUNTERPARTY MAY EXERCISE THESE OPTIONS IF THE RESPECTIVE INDEX FALLS BELOW THE SPECIFIED PRICE ON A MONTHLY SETTLEMENT BASIS.

     (b) THIS PRICE IS A FLOOR. THE TRUST REALIZES THIS PRICE PLUS 50% OF THE DIFFERENCE BETWEEN SPOT PRICE AND THIS PRICE.

     (c) THIS PRICE IS A FLOOR. THE TRUST REALIZES THIS PRICE PLUS 75% OF THE DIFFERENCE BETWEEN SPOT PRICE AND THIS PRICE.

                                OIL PRICE INDEXED PUT CONTRACTS BASED ON WEST TEXAS INTERMEDIATE
     -------------------------------------------------------------------------------------------------------------------------
        Daily Quantity               Term                  Type         Price per Bbl (U.S.$)     Mark to Market Gain (Loss)
     -------------------------------------------------------------------------------------------------------------------------
     4,000 bbl/d           July - December 2005      Long Put                          $30.00              $                1
     1,972 bbl/d           July - December 2005      Short Call                        $30.00                         (12,967)
     1,972 bbl/d           July - December 2005      Long Call                         $40.00                           8,583

     7,000 bbl/d           July - December 2005      Long Put                       $35.00(2)              $             (246)
     2,380 bbl/d           July - December 2005      Short Call                        $35.00                         (12,998)
     2,380 bbl/d           July - December 2005      Long Call                         $45.00                           7,773

     7,500 bbl/d           July - December 2005      Long Put                          $40.00              $               73
     3,675 bbl/d           July - December 2005      Short Call                        $40.00                         (15,992)
     3,675 bbl/d           July - December 2005      Long Call                         $50.00                           8,207

     7,500 bbl/d           January - June 2006       Long Put                          $34.00              $              666
     3,750 bbl/d           January - June 2006       Short Call                        $34.00                         (22,839)
     3,750 bbl/d           January - June 2006       Long Call                         $44.00                          15,319
     =========================================================================================================================

     (1) EACH GROUP OF A LONG PUT, SHORT CALL AND A LONG CALL REFLECT AN "INDEXED PUT OPTION". THESE SERIES OF PUTS AND CALLS SERVE TO FIX A FLOOR PRICE WHILE RETAINING UPWARD PRICE EXPOSURE ON A PORTION OF PRICE MOVEMENTS ABOVE THE FLOOR PRICE.
     (2) HARVEST PAYS A PREMIUM OF U.S.$1.00 PER BBL ON 7,000 BBL/D FOR EACH MONTH IN WHICH WTI EXCEEDS U.S.$50.00/BBL.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

                               OIL PRICE DIFFERENTIAL SWAP CONTRACT BASED ON BOW RIVER CRUDE BLEND
     ------------------------------------------------------------------------------------------------------------------------
     Daily Quantity            Term                                                Percent of WTI (%)    Mark to Market Gain
     ------------------------------------------------------------------------------------------------------------------------
     4,000 bbl/d               July 2005 - June 2006                                             29.9           $      2,034
     5,000 bbl/d               July 2005 - June 2006                                             27.5           $      2,368
     4,000 bbl/d               July 2006 - December 2006                                        29.58           $        466

                               OIL PRICE DIFFERENTIAL SWAP CONTRACT BASED ON WAINWRIGHT CRUDE BLEND
     ------------------------------------------------------------------------------------------------------------------------
     1,000 bbl/d               July 2005 - June 2006                                             29.9           $        509
     1,000 bbl/d               July 2006 - December 2006                                        29.58           $        117


     The following is a summary of electricity price physical and financial swap contracts entered into by Harvest to fix the cost of future electricity usage as well as a put option related to the US/Canadian dollar exchange rate as at June 30, 2005.

                   SWAP CONTRACTS BASED ON ELECTRICITY PRICES
     -----------------------------------------------------------------------------------------------------------------------
     Weighted Average          Term                                           Average Price             Mark to Market Gain
     Quantity                                                                 per Megawatt
     -----------------------------------------------------------------------------------------------------------------------
     24.8 MWH                  July through December 2005                          Cdn $47.43            $            4,305
     29.9 MWH                  January through December 2006                       Cdn $47.51                         3,025

                  SWAP CONTRACTS BASED ON ELECTRICITY HEAT RATE
     -----------------------------------------------------------------------------------------------------------------------
     Quantity                  Term                                             Heat Rate               Mark to Market Loss
     -----------------------------------------------------------------------------------------------------------------------
     5 MW                      July through December 2005                         8.40 GJ/MWh            $             (34)

                              NATURAL GAS CONTRACTS
     -----------------------------------------------------------------------------------------------------------------------
     Quantity                  Term                                              Price per GJ           Mark to Market Gain
     -----------------------------------------------------------------------------------------------------------------------
     1,008 GJ/day              July through December 2005                             7.59/GJ                           285

     The following is a derivative contract utilized to mitigate the impact of a strengthening Canadian dollar.

                            FOREIGN CURRENCY CONTRACT
     -----------------------------------------------------------------------------------------------------------------------
     Monthly Contract Amount   Term                                      Type         Contract Rate     Mark to Market Gain
     -----------------------------------------------------------------------------------------------------------------------
     U.S. $8.33 million        July through December 2005            Long Put         1.20 Cdn / US       $             308
     =======================================================================================================================

     At June 30, 2005, the net unrealized loss position reflected on the balance sheet for all the financial derivative contracts outstanding at that date was approximately $77.5 million.

     For the three and six month periods ended June 30, 2005, the total unrealized (gain)loss recognized in the statement of income, including amortization of deferred charges and gains, was $(5.1) million ($4.2 million - three months ended June 30, 2004) and $69.6 million ($9.7 million
     - six months ended June 30, 2004), respectively. The realized gains and losses on all derivative contracts are included in the period in which they are incurred. Both of these amounts are reflected in gains and losses on derivative contracts on the statement of income.

     At October 1, 2004, the Trust discontinued hedge accounting for all of its derivative financial instruments. For those contracts where hedge accounting had previously been applied, a deferred charge or gain was recorded equal to the fair value of the contracts at the time hedge accounting was discontinued with a corresponding amount recorded in the

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


     derivative contracts balance. The deferred charge or gain is subsequently recognized in income in the period in which the underlying transaction is recognized.

     For the three and six month periods ended June 30, 2005, $4.0 million and $8.3 million, respectively (nil - three months ended June 30, 2004 and $5.5 million-six months ended June 30, 2004) of the deferred charge and $445,000 and $890,000, respectively (nil - three months ended June 30, 2004 and nil
     - six months ended June 30, 2004) of the deferred gain has been amortized and recorded in gains and losses on derivative contracts in the statement of income. At June 30, 2005, $2.4 million ($10.8 million - December 31,
     2004) and $1.3 million ($2.2 million - December 31, 2004) has been recorded as a deferred charge and a deferred gain, respectively on the balance sheet relating to derivatives.

      DEFERRED FINANCE CHARGES - ASSET                                            SIX MONTHS ENDED              Year Ended
                                                                                     JUNE 30, 2005       December 31, 2004
      ---------------------------------------------------------------------------------------------------------------------
      Balance, beginning of period                                                 $        25,540             $     1,989
      Deferred charge related to derivative contracts recorded upon
          adoption of AcG-13                                                                    --                   5,490
      Deferred charge related to derivative contracts
          recorded upon discontinuing hedge accounting                                          --                  20,215
      Discount on senior notes                                                                  --                   2,075
      Financing costs incurred                                                                 534                  20,971
      Financing costs transferred to share issue costs on conversion
          of debentures                                                                       (563)                 (5,721)
      Amortization of deferred charges related to derivative
          contracts(1)                                                                      (8,344)                (14,946)
      Interest expense                                                                        (148)                    (75)
      Amortization of deferred financing costs(2)                                           (3,285)                 (4,458)
     ----------------------------------------------------------------------------------------------------------------------
      Balance, end of period                                                       $        13,734             $    25,540
     -----------------------------------------------------------------------------------------------------------------------
                                                                                             AS AT                   As at
      COMPRISED OF:                                                                  JUNE 30, 2005       December 31, 2004

      Derivative asset                                                              $        2,415              $   10,759
      Financing costs                                                                        9,467                  12,781
      Discount on senior notes                                                               1,852                   2,000
     ----------------------------------------------------------------------------------------------------------------------
      Balance, end of period                                                       $        13,734             $    25,540
     -----------------------------------------------------------------------------------------------------------------------
                                                                                  SIX MONTHS ENDED              Year Ended
      DEFERRED GAINS-- LIABILITY                                                     JUNE 30, 2005       December 31, 2004
     ----------------------------------------------------------------------------------------------------------------------

      Balance, beginning of period                                                  $        2,177              $      --
      Deferred gains related to derivative contracts
          recorded upon discontinuing hedge accounting                                          --                   2,527
      Amortization of deferred gains related to derivative
          contracts(1)                                                                        (890)                   (350)
      ---------------------------------------------------------------------------------------------------------------------
      Balance, end of period                                                       $         1,287             $     2,177
      =====================================================================================================================

     (1) RECORDED WITHIN GAINS AND LOSSES ON DERIVATIVE CONTRACTS.
     (2) RECORDED WITHIN INTEREST EXPENSE ON LONG-TERM DEBT AND SHORT-TERM DEBT.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================

11. CHANGE IN NON-CASH WORKING CAPITAL

                                                            THREE MONTHS      Three Months       SIX MONTHS       Six Months
                                                                   ENDED             Ended            ENDED            Ended
                                                           JUNE 30, 2005     June 30, 2004    JUNE 30, 2005    June 30, 2004
     ------------------------------------------------------------------------------------------------------------------------
     Changes in non-cash working capital items:
       Accounts receivable                                   $    (4,653)     $   (19,161)      $   (22,301)     $   (13,689)
       Current portion of derivative contracts assets             (4,227)              --              (948)
       Prepaid expenses and deposits                              (6,061)           4,657           (42,915)          (2,521)
       Accounts payable and accrued liabilities                     (101)          24,226            25,421           25,918
       Cash distribution payable                                     224              590               396              624
       Current portion of derivative contracts
           liabilities                                           (16,976)              --            10,364               --
    -------------------------------------------------------------------------------------------------------------------------
                                                             $   (31,794)     $    10,312       $   (29,983)     $    10,332
    -------------------------------------------------------------------------------------------------------------------------

     Changes relating to operating activities                $    (6,983)     $       137       $   (55,677)     $    (2,158)
     Changes relating to financing activities                     (5,992)            (514)             (313)            (228)
     Changes relating to investing activities                     (2,267)           3,540             9,336            5,824
     Add: Non-cash changes                                       (16,552)           7,149            16,671            6,894
     ------------------------------------------------------------------------------------------------------------------------
                                                             $   (31,794)     $    10,312       $   (29,983)     $    10,332
     ========================================================================================================================


12.  RELATED PARTY TRANSACTIONS

     A director and a corporation controlled by a director of Harvest Operations Corp. were repaid $25 million under the equity bridge notes during the six month period ended June 30, 2004. The Trust also paid $850,300 of accrued interest during the period. See Note 5.

     A corporation controlled by a director of Harvest Operations Corp. sublets office space from and is provided administrative services by the Trust on a cost recovery basis.


13. COMMITMENTS, CONTINGENCIES AND GUARANTEES

     From time to time, the Trust is involved in litigation or has claims brought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

     In the normal course of operations, management may also enter into certain types of contracts that require the Trust to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material affect on the Trust's reported financial position or results from operations.

     The Trust has letters of credit outstanding in the amount of approximately $5 million related to electricity infrastructure usage. These letters are provided pursuant to the secured senior credit facility. These letters expire throughout 2005, and are expected to be renewed as required.

HARVEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED JUNE 30, 2005
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE NOTED)
================================================================================


     The following is a summary of the Trust's contractual obligations and commitments as at June 30, 2005:

                                                                 REMAINING PAYMENTS DUE BY PERIOD
                                        ------------------------------------------------------------------------------------
                                                   2005      2006 - 2007      2008 - 2009       THEREAFTER            TOTAL
     Debt repayments (1)                   $         --     $    138,090               --     $    306,350     $    444,440
     Operating leases                               400     $      2,869     $      2,869              956            7,094
     -----------------------------------------------------------------------------------------------------------------------
     Total contractual obligations         $        400     $    140,959     $      2,869     $    307,306     $    451,534
     =======================================================================================================================

     (1) INCLUDES LONG-TERM AND SHORT-TERM DEBT. ASSUMES THAT THE OUTSTANDING CONVERTIBLE DEBENTURES ARE EITHER EXCHANGED AT THE HOLDERS' OPTION FOR UNITS OR ARE REDEEMED FOR UNITS AT THE TRUST'S OPTION. THE INITIAL MATURITY OF THE TRUST'S BANK DEBT HAS BEEN EXTENDED TO JULY 31, 2006 WITH A ONE YEAR TERM-OUT OPTION, PURSUANT TO THE NEW CREDIT FACILITY DESCRIBED IN NOTE 14.


14.  SUBSEQUENT EVENTS

     On June 24, 2005, the Trust entered into an agreement to purchase properties located in Northern BC for $260 million, before working capital adjustments. A $26 million deposit paid to the vendor as part of this acquisition is included in the capital assets balance at June 30, 2005. This acquisition closed on August 2, 2005 and the Trust's consolidated financial statements will reflect the results from the acquired properties from that date onward. The purchase was financed with the drawings from the Corporation's senior secured credit facility, which was increased in size from $325 million to $400 million coincident with the closing of the acquisition.

     On August 2, 2005, the Trust completed the issuance of 6,505,600 subscription receipts for gross proceeds of $175 million and $75 million principal amount of 6.5% convertible extendible unsecured subordinated debentures. Net proceeds from this financing were used to settle outstanding bank debt under the credit facility.

     On August 11, 2005, the Board of Directors of Harvest Operations Corp. approved an increase in monthly cash distributions to $0.35 per Trust Unit commencing with the August distribution payable September 15, 2005.